SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 22, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of March 31, 2013,

together with the limited review report

on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements
•	Cover
•	Balance sheets	1
•	Statements of income	5
•	Statements of changes in shareholders’ equity	7
•	Statements of cash flows	8
•	Notes to the financial statements	10
•	Exhibits A through L, N and O	37 - 53
•	Consolidated balance sheets	54
•	Consolidated statements of income	58
•	Consolidated statements of cash flows	60
•	Consolidated statements of debtors by situation	62
•	Notes to the consolidated financial statements with subsidiaries	64
•	Exhibit l to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS

Translation into English – Originally issued in Spanish

See Note 22 to the Financial Statements

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

1.	We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of March 31, 2013, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of March 31, 2013, and the related consolidated statements of income and cash flows for the three-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.	We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.	As described in note 5. to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the Argentine professional accounting standards effective in the City of Buenos Aires certain valuation and disclosure aspects described and quantified in such note.

4.	As further explained in note 22., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in the first paragraph have not been prepared, in all material respects, in accordance with the accounting standards established by the BCRA and, except for the effect of the issue mentioned in the third paragraph, with the Argentine professional accounting standards effective in the City of Buenos Aires.

6.	With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2012, and the related statements of income, changes in shareholders’ equity, and cash flows for the three-month period ended March 31, 2012, which were presented for comparative purposes, we report that:

a)	On February 14, 2013, we issued an audit report on the financial statements of BANCO MACRO S.A. and the consolidated financial statements of BANCO MACRO S.A. with its subsidiaries as of December 31, 2012, in which we expressed a qualified opinion due to differences between accounting standards established by the BCRA and used by the Bank, and the Argentine professional accounting standards effective in the City of Buenos Aires, which are described and quantified in note 5. to the accompanying stand-alone financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2012.

b)	On May 10, 2012, we issued a limited review report on the financial statements of BANCO MACRO S.A. and the consolidated financial statements of BANCO MACRO S.A. with its subsidiaries for the three-month period ended March 31, 2012, which included qualifications due to differences between accounting standards established by the BCRA and used by the Bank, and the Argentine professional accounting standards effective in the City of Buenos Aires, which are described and quantified in note 5. to the accompanying stand-alone financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)	As of March 31, 2013, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 28,148,503, none of which was due as of that date.

City of Buenos Aires,

May 8, 2013

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CLAUDIO N. NOGUEIRAS
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 197 – Fo. 64

FINANCIAL STATEMENTS AS OF

MARCH 31, 2013

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012.

BALANCE SHEETS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013	12/31/2012
ASSETS

A. CASH
Cash on hand	2,408,890	2,451,367
Due from banks and correspondents
Central Bank of Argentina	5,238,335	5,961,897
Local Other	7,262	13,591
Foreign	296,583	294,691
Other	320	308
	7,951,390	8,721,854

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings booked at market value	1,440,341	956,071
Holdings booked at amortized cost	249,094	345,427
Instruments issued by the Central Bank of Argentina	1,963,173	350,607
	3,652,608	1,652,105

C. LOANS (Exhibits B, C and D)
To the non-financial government sector	604,482	586,349
To the financial sector
Interfinancing (granted call)	103,000	48,546
Other financing to Argentine Financial Institutions	154,783	126,767
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	1,167	1,927
To the non-financial private sector and foreign residents
Overdrafts	5,251,330	4,242,281
Documents	3,558,629	3,614,176
Mortgage loans	1,527,389	1,439,935
Pledge loans	956,502	905,051
Personal loans	9,669,708	9,149,092
Credit cards	4,504,168	4,364,439
Other (Note 6.1.)	4,167,118	4,706,073
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	531,630	526,709
less: Unearned discount	(103,281)	(93,983)
less: Allowances (Exhibit J)	(848,801)	(828,838)
	30,077,824	28,788,524

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013	12/31/2012
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	489,788	461,630
Amounts receivable from spot and forward sales pending settlement	1,074,649	435,434
Securities and foreign currency receivable from spot and forward purchases pending settlement (Exhibit O)	53,124	129,844
Unlisted corporate bonds (Exhibits B, C and D)	81,306	80,326
Receivables from forward transactions without delivery of underlying asset	674	12
Other receivables not covered by debtors classification standards (Note 6.2.)	834,793	757,490
Other receivables covered by debtors classification standards (Exhibits B, C and D)	97,014	130,005
Accrued interest receivables covered by debtors classification standards (Exhibit B, C y D)	502	515
less: Allowances (Exhibit J)	(227,657)	(228,023)
	2,404,193	1,767,233

E. RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
Receivables from financial leases	358,153	328,307
Accrued interest and adjustments	5,592	4,984
less: Allowances (Exhibit J)	(6,776)	(6,585)
	356,969	326,706

F. INVESTMENTS IN OTHER COMPANIES (Exhibit E)
In financial institutions	813,838	773,355
Other	69,240	63,354
less: Allowances (Exhibit J)	(311)	(311)
	882,767	836,398

G. OTHER RECEIVABLES
Receivables from sale of assets (Exhibits B, C and D)	5,917	6,195
Other (Note 6.3.)	390,339	332,889
Accrued interest and adjustments receivables from sales of assets (Exhibits B, C and D)	342	332
Other accrued interest and adjustments receivable	34	35
less: Allowances (Exhibit J)	(8,763)	(8,744)
	387,869	330,707

H. BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	607,825	593,558

I. OTHER ASSETS (Exhibit F)	277,753	263,373

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	69,328	72,841
Organization and development costs	211,737	206,088
	281,065	278,929

K. ITEMS PENDING ALLOCATION	2,684	4,501

TOTAL ASSETS	46,882,947	43,563,888

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013	12/31/2012
LIABILITIES

L. DEPOSITS (Exhibits H and I)
From the non-financial government sector (Note 6.4.)	7,468,419	6,771,268
From the financial sector	20,509	24,072
From the non-financial private sector and foreign residents
Checking accounts	5,723,941	5,946,947
Savings accounts	6,268,913	6,018,303
Time deposits	14,532,844	12,717,720
Investment accounts	149,040	149,325
Other (Note 6.5.)	661,967	695,067
Accrued interest, adjustments, foreign exchange and quoted price differences payables	220,678	171,269
	35,046,311	32,493,971

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Exhibit I)
Other	21,196	21,645
Banks and International Institutions (Exhibit I)	206,975	273,968
Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	544,987	523,176
Amounts payable for spot and forward purchases pending settlement	53,108	116,092
Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	1,123,897	470,703
Financing received from Argentine financial institutions (Exhibit I)
Interfinancing - (received call)	47,214	40,000
Other financing received from Argentine financial institutions	13,279	13,724
Accrued interest payables	112	52
Receivables from forward transactions without delivery of underlying asset	671
Other (Note 6.6. and Exhibit I)	1,386,584	1,813,258
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	42,772	52,724
	3,440,795	3,325,342

N. OTHER LIABILITIES
Fees	76	7,076
Other (Note 6.7.)	840,677	693,369
	840,753	700,445

O. PROVISIONS (Exhibit J)	106,037	98,289

P. SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	789,779	740,192

Q. ITEMS PENDING ALLOCATION	2,252	6,554

TOTAL LIABILITIES	40,225,927	37,364,793

SHAREHOLDERS' EQUITY (As per related statement)	6,657,020	6,199,095

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	46,882,947	43,563,888

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013	12/31/2012
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	41,417,568	34,516,450

Contingent	9,124,673	8,960,163
Guarantees received	8,769,104	8,557,643
Other not covered by debtors classification standards	150	165
Contingent debit-balance contra accounts	355,419	402,355

Control	28,882,525	25,169,946
Receivables classified as irrecoverable	1,024,729	953,335
Other (Note 6.8.)	27,548,650	23,718,970
Control debit-balance contra accounts	309,146	497,641

Derivatives (Exhibit O)	3,410,370	386,341
Notional value of put options taken (Note 11.d))	80,274	56,045
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,632,687	127,918
Interest rate swap (Note 11.b))	85,000	85,000
Derivatives debit-balance contra accounts	1,612,409	117,378

CREDIT-BALANCE ACCOUNTS	41,417,568	34,516,450

Contingent	9,124,673	8,960,163
Credit lines granted (unused portion) covered by debtors classification standards (Exhibits B, C and D)	20,489	19,669
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	125,716	131,488
Other guarantees provided not covered by debtors classification standards	153,261	153,762
Other covered by debtors classification standards (Exhibits B, C and D)	55,953	97,436
Contingent credit-balance contra accounts	8,769,254	8,557,808

Control	28,882,525	25,169,946
Checks to be credited	309,146	497,641
Control credit-balance contra accounts	28,573,379	24,672,305

Derivatives (Exhibit O)	3,410,370	386,341
Notional value of put options sold (Note 11.c))	15,158	14,713
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,597,251	102,665
Derivatives credit-balance contra account	1,797,961	268,963

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013	03/31/2012

A. FINANCIAL INCOME
Interest on cash and due from banks	60	33
Interest on loans to the financial sector	8,149	11,903
Interest on overdrafts	224,694	149,712
Interest on documents	124,881	100,418
Interest on mortgage loans	64,964	46,168
Interest on pledge loans	41,460	31,944
Interest on credit card loans	200,643	151,204
Interest on financial leases	15,903	16,564
Interest on other loans (Note 6.9.)	921,231	691,373
Net income from government and private securities (Note 6.10.)	98,143	93,965
Interest on other receivables from financial intermediation	818	67
Income from guaranteed loans - Presidential Decree No. 1,387/01	12,064	38
CER (Benchmark Stabilization Coefficient) adjustment	16,387	192
CVS (Salary Variation Coefficient) adjustment	155	22
Difference in quoted prices of gold and foreign currency	89,999	60,415
Other (Note 6.11.)	42,978	50,143
	1,862,529	1,404,161

B. FINANCIAL EXPENSE
Interest on savings accounts	9,467	7,311
Interest on time deposits	621,628	487,633
Interest on interfinancing received loans (received call)	979	1,110
Interest on other financing from Financial Institutions	2	6
Interest on other liabilities from financial intermediation	14,774	17,155
Interest on subordinated bonds	18,466	15,932
Other interest	818	775
CER adjustment	1,185	1,083
Contribution to Deposit Guarantee Fund	14,557	11,653
Other (Note 6.12.)	137,292	84,668
	819,168	627,326

GROSS INTERMEDIATION MARGIN - GAIN	1,043,361	776,835

C. PROVISION FOR LOAN LOSSES	120,924	118,980

D. SERVICE-CHARGE INCOME
Related to lending transactions	34,446	22,150
Related to deposits	426,529	344,481
Other commissions	11,255	9,087
Other (Note 6.13.)	237,841	183,420
	710,071	559,138

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013	03/31/2012

E. SERVICE-CHARGE EXPENSE
Commissions	42,450	30,159
Other (Note 6.14.)	146,687	88,415
	189,137	118,574

F. ADMINISTRATIVE EXPENSES
Personnel expenses	485,895	378,671
Directors' and statutory auditors' fees	12,992	9,860
Other professional fees	28,029	20,102
Advertising and publicity	20,602	18,006
Taxes	42,510	31,795
Depreciation of equipment	21,371	18,507
Amortization of organization costs	18,246	15,844
Other operating expenses (Note 6.15.)	118,596	89,398
Other	54,713	46,506
	802,954	628,689

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	640,417	469,730

G. OTHER INCOME
Income from long-term investments	49,271	48,583
Penalty interest	8,719	8,791
Recovered loans and allowances reversed	33,885	12,957
CER adjustments	17	18
Other (Note 6.16.)	15,434	8,066
	107,326	78,415

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	7	7
Charges for other receivables uncollectibility and other allowances	8,357	7,589
Amortization of differences related to court orders		4,750
Depreciation and loss of other assets	274	321
Goodwill amortization	3,513	3,513
Other (Note 6.17.)	14,667	7,765
	26,818	23,945

NET INCOME BEFORE INCOME TAX - GAIN	720,925	524,200

I. INCOME TAX (Note 4.)	263,000	200,400

NET INCOME FOR THE PERIOD - GAIN	457,925	323,800

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013							03/31/2012
				Earnings reserved
Changes	Capital stock (1)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,485	398,750	4,511	1,201,445	2,443,352	1,556,552	6,199,095	4,719,522

Net income for the period - Gain						457,925	457,925	323,800

Balances at the end of the period	594,485	398,750	4,511	1,201,445	2,443,352	2,014,477	6,657,020	5,043,322

(1) See Note 9. and Exhibit K.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013	03/31/2012
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at beginning of the fiscal year	8,741,880	4,940,328
Cash at end of the period	9,039,255	8,240,127
Net increase in cash	297,375	3,299,799

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	(153,851)	(1,466,714)
Loans
To the financial sector	(73,560)	137,585
To the non-financial government sector	10,102	13,174
To the non-financial private sector and foreign residents	281,648	350,088
Other receivables from financial intermediation	(711,585)	1,005,191
Receivables from financial leases	(14,551)	20,804
Deposits
From the financial sector	(3,563)	3,173
From the non-financial government sector	612,028	1,218,610
From the non-financial private sector and foreign residents	1,297,794	1,594,191
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	6,295	38,921
Others (except liabilities included under financing activities)	(413,784)	708,994
Collections related to service-charge income	708,181	556,162
Payments related to service-charge expenses	(186,077)	(118,134)
Administrative expenses paid	(768,530)	(582,957)
Payment of organization and development costs	(23,894)	(26,035)
Net collections from penalty interest	8,712	8,784
Differences from payments related to court orders	(1,801)	(4,057)
Other collections related to other income and losses	22,607	8,122
Net payments from other operating activities	(220,278)	(74,011)
Payment of income tax	(96,552)	(72,700)
Net cash flows generated in operating activities	279,341	3,319,191

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013	03/31/2012
Investing activities
Net payments for bank premises and equipment	(32,013)	(34,484)
Net payments for other assets	(14,551)	(24,818)
Net cash flows used in investing activities	(46,564)	(59,302)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(22,532)	(19,605)
Central Bank of Argentina
Other Other	(845)	2,553
Banks and International Institutions	(69,204)	(13,804)
Financing received from Argentine financial institutions	(446)	(450)
Net cash flows used in financing activities	(93,027)	(31,306)

Financial income and holding gains on cash and cash equivalents	157,625	71,216

Net increase in cash	297,375	3,299,799

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of theses financial statements

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE).

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, and 2006, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., and Nuevo Banco Bisel S.A., respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, and August 2009, respectively. During fiscal years 2006 and 2010, Banco Macro S.A. acquired control over Banco del Tucumán S.A. and Banco Privado de Inversiones S.A. (see note 2.6).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of March 31, 2013, and December 31, 2012, the deposits held by the Misiones Provincial Government with the Bank amounted to 1,565,784 and 1,472,825 (including 42,168 and 39,518 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005, such agreement was extended through March 1, 2016.

As of March 31, 2013, and December 31, 2012, the deposits held by the Salta Provincial Government with the Bank amounted to 1,270,914 and 1,694,001 (including 187,975 and 177,611 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005, such agreement was extended through November 4, 2014.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

As of March 31, 2013 and December 31, 2012, the deposits held by the Jujuy Provincial Government with the Bank amounted to 836,382 and 717,115 (including 93,849 and 88,244 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of March 31, 2013 and December 31, 2012, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán S.A. amounted to 1.595.054 and 1.296.416 (including 428.593 and 399.832 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the Province of Salta to optimize tax collection in such province.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, and August 15, 2012, the Bank and Gestiva S.A. entered into a joint venture under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of March 31, 2013, and December 31, 2012, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the equity method amounted to 13,710 and 10,686, respectively.

Also, as of March 31, 2013, and 2012, net income recorded through the method mentioned in the previous paragraph amounted to 5,947 and 17,875, respectively.

2.6.	Legal merger of Banco Privado de Inversiones S.A.

On March 7, 2013, the Boards of Directors of Banco Macro S.A. and Banco Privado de Inversiones S.A entered into a “Preliminary merger agreement", whereby Banco Privado de Inversiones S.A. will merge with and into Banco Macro S.A. retroactively effective since January 1, 2013, on the basis of the financial statements of such banks as of December 31, 2012, and the shares exchange relationship are subject to approval by the respective shareholders’ meetings of both banks, to be summoned by the Boards of directors of Banco Macro S.A. and Banco Privado de Inversiones S.A., after the CNV (Argentine Securities Commission) approves the merger prospectus.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

The share exchange relationship has been agreed in 0.106195 common shares of Banco Macro S.A. per common share of Banco Privado de Inversiones S.A. So, the minority shareholders of Banco Privado de Inversiones S.A. will be entitled to receive 0.106195 shares of the Bank for each share they hold in Banco Privado de Inversiones S.A.’s capital stock. Consequently, Banco Macro S.A. will issue 77,860 common shares, subject to the approvals by the appropriate agencies and the respective shareholders’ meetings

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules and the Argentine professional accounting standards effective in the City of Buenos Aires (see Note 5).

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited, Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos SGFCI S.A. as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of March 31, 2013, and supplementary information are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the three month period ended March 31, 2013, are presented comparatively with data for the same period in the prior fiscal year.

3.3.	Unit of measurement

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/2003, IGJ (Argentine regulatory agency of business associations) General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communiqué “A” 3921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of March 31, 2013, and 2012 and December 31, 2012, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of March 31, 2013 and December 31, 2012, the present value calculated by the Bank for these securities amounts to 261,341 and 352,521, respectively.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/2001 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of March 31, 2013 and December 31, 2012, the present value reported by the Central Bank for these securities amounted to 295,398 and 272,589, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: The CER as of the last respective business day was applied.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)	Loans and deposits of Government securities:

They were valued at the quoted price as of the last respective business day, plus the related accrued interest. Differences in quoted prices and accrued interest were recorded in the related statements of income.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by the Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

ii.	Debt securities in Galtrust financial trust: they were valued as provided by Central Bank Communiqué “A” 5180, as supplemented, considering the quoted price of the underlying assets (government securities) as of the last respective business day, in the appropriate proportion.

iii.	Certificates of participation in TST & AF Trust: they were valued by the equity method, considering the residual value of the goodwill arising from the excess of the investment cost over its book value.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

iv.	Other certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations. Such accruals were recorded in the related statements of income.

h.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a), as the case may be. Such accruals were recorded in the related statements of income.

i)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

As of March 31, 2013 and December 31, 2012, the effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre established contingent installments or automatic renewal clauses.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3, as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3, as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in Note 3.3, less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

l)	Intangible assets:

Goodwill and organization and development costs: they were valued at their cost, restated as explained in Note 3.3 as the case may be, less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

m)	Valuation of derivatives:

m.1)	Put options sold on BODEN 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last respective business day.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to charge a variable rate and pay a fixed rate.

m.3)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

m.4)	Put options purchased: valued at the agreed-upon exercise price.

See also Note 11.

n)	Severance payments:

The Bank charges these payments directly to expenses.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, converted into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

q)	Shareholders’ equity accounts:

They are restated as explained in Note 3.2, except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.3 was included in the "Adjustments to shareholders’ equity" account.

r)	Statement-of-income accounts:

r.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

	03/31/2013	12/31/2012	03/31/2012

Cash	7,951,390	8,721,854	8,103,048

Government and private securities

Instruments issued by the Central Bank	1,087,865	20,026	137,079

Cash and cash equivalents	9,039,255	8,741,880	8,240,127

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of March 31, 2013 and 2012, the Bank estimated an income tax charge of 263,000 and 200,400, respectively; hence, no minimum presumed income tax should be assessed for fiscal years ended on such dates.

Additionally, as of March 31, 2013, the Bank made income tax prepayments for 578,340 for the 2012 fiscal year, which will be applied to the tax amount assessed in the 2012 tax return.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows:

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

5.1.	Valuation standards

The main items with differences in valuation matters as of March 31, 2013 and December 31, 2012 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income / (loss) (1)	to equity		to total income / (loss) (1)
Item	03/31/2013	12/31/2012	03/31/2013	03/31/2013	12/31/2012	03/31/2013
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	14,100	6,300	7,800	14,483	6,583	7,900
Instruments issued by the Central Bank and booked at amortized cost	(525)	21	(546)	(551)	63	(614)
Guaranteed loans – Presidential Decree No. 1,387/01	(5,735)	(16,350)	10,615	(5,735)	(16,350)	10,615
Business combinations (b)
Acquisition of Nuevo Banco Bisel S.A.	(99,888)	(102,276)	2,388	(99,888)	(102,276)	2,388
Other	(61,585)	(62,762)	1,177	(61,585)	(62,762)	1,177
Interests in other companies (c)	19,152	16,761	2,391
Deferred assets – Income tax (d)	94,698	67,950	26,748	113,493	84,386	29,107
Other assets (e)	(816)	(477)	(339)	(816)	(477)	(339)
Liabilities – Provisions (f)	(56,909)	(59,351)	2,442	(56,909)	(59,351)	2,442

Total	(97,508)	(150,184)	52,676	(97,508)	(150,184)	52,676

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the three-month period ended March 31, 2012, would have increased by 61,148.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, Central Bank current regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A., prepare its financial statements in conformity with Central Bank rules, which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(e)	The Bank recorded interest rate swap agreements in conformity with the Central Bank accounting standards under memorandum accounts. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and using variables that can be verified.

(f)	The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item.

5.2.	Disclosure standards

a)	The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by the Argentine professional accounting standards effective in the City of Buenos Aires.

b)	There are differences between the cash flow information disclosed and the requirements established by the Argentine professional accounting standard effective in the City of Buenos Aires such as the lack of segregation of the interest earned and paid by the Bank, considering that this statement is prepared according to specific standards applicable to financial institutions.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

c)	There are differences between the disclosure required by the Argentine professional accounting standards in the City of Buenos Aires and the disclosure made by the Bank regarding its income statement items, as this statement is prepared according to specific standards applicable to financial institutions.

d)	The supplementary information presented by the Bank, is the information specifically required by Central Bank regulations. This regulation does not contemplate all disclosure requirements of the Argentine professional accounting standards in the City of Buenos Aires, such as the disclosure of due dates for all receivables and payables together with their interest rates or adjustments, certain information about transactions with related parties, the exchange rate applicable to different foreign currencies assets and liabilities at year end, etc.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

		03/31/2013	12/31/2012

6.1)	Loans - Other

	Other loans	3,452,097	3,715,721
	Export financing and prefinancing	715,021	990,352
		4,167,118	4,706,073

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

	Debt securities issued by financial trusts	523,553	421,755
	Certificates of participation in financial trusts	311,240	335,703
	Other		32
		834,793	757,490

6.3)	Other receivables – Other

	Sundry receivables	281,974	227,647
	Security deposits	63,536	51,938
	Advanced prepayments	29,231	36,631
	Tax prepayments	2,554	5,823
	Other	13,044	10,850
		390,339	332,889

6.4)	Deposits - Nonfinancial government sector

	Certificate of deposit	3,968,267	3,430,988
	Checking accounts	2,523,154	2,016,288
	Savings accounts	451,244	594,561
	Investment accounts	121,565	224,876
	Accrued interest, adjustments and listed price differences payable	61,339	47,781
	Other	342,850	456,774
		7,468,419	6,771,268

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

		03/31/2013	12/31/2012

6.5)	Deposits - Other

	Expired time deposits	380,699	441,603
	Unemployment fund for workers of the construction industry	149,373	145,572
	Attachments	98,251	87,487
	Security deposits	1,655	1,606
	Special deposits related to inflows of foreign funds	846	1,539
	Other	31,143	17,260
		661,967	695,067

6.6)	Other liabilities from financial intermediation - Other

	Purchase financing payables	467,977	602,147
	Other withholdings and additional withholdings	193,350	279,894
	Collections and other transactions on account and behalf of others	186,645	130,190
	Other payment orders pending settlement	128,969	152,063
	Miscellaneous not subject to minimum cash requirements	121,905	461,905
	Miscellaneous subject to minimum cash requirements	97,378	25,216
	Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (see note 7.)	83,832	83,832
	Retirement pension payment orders pending settlement	39,326	41,208
	Other	67,202	36,803
		1,386,584	1,813,258

6.7)	Other Liabilities - Other

	Taxes payable	607,012	461,627
	Miscellaneous payables	101,221	94,105
	Salaries and payroll taxes payable	99,229	103,186
	Withholdings on salaries	25,338	29,876
	Prepayment for the sale of assets	7,877	4,575
		840,677	693,369

6.8)	Memorandum accounts – Debit-balance accounts – Control – Other

	Checks and securities in custody – ANSES (Argentine social security administration)	19,580,291	15,843,687
	Securities in custody	4,655,945	4,425,794
	Checks and securities not yet collected	2,230,916	2,238,872
	Managed portfolios (see note 12)	469,876	458,591
	Checks and securities to be debited	469,511	627,706
	Checks and securities to be collected	142,111	124,320
		27,548,650	23,718,970

		03/31/2013	03/31/2012

6.9)	Financial income – Interest on other loans

	Income from personal loans	721,892	526,580
	Other	199,339	164,793
		921,231	691,373

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

03/31/2013	03/31/2012

6.10)	Financial income – Net income from government and private securities

Net income from government securities	86,632	82,035
Net income from participation in financial trusts	9,166	8,046
Other	2,345	3,884
	98,143	93,965

6.11)	Financial income – Other

Premiums on reverse repurchase agreements with the financial sector	26,217	34,732
Interests on loans for export prefinancing and financing	11,777	10,525
Forward foreign-currency transactions offset	4,984	4,140
Other		746
	42,978	50,143

6.12)	Financial expense – Other

Turnover tax and municipal assessments	136,564	83,650
Premiums on repurchase agreements with the financial sector	516	677
Other	212	341
	137,292	84,668

6.13)	Service-charge income – Other

Debit and credit card income	155,591	108,206
Rental of safe deposit boxes	16,384	14,330
Service commissions – Joint ventures (see Note 2.5.)	11,309	22,015
Other	54,557	38,869
	237,841	183,420

6.14)	Service-charge expense – Other

Debit and credit card expenses	77,654	54,787
Turnover tax and municipal assessments	31,870	19,596
Commissions paid to lending agents	30,008	10,777
Other	7,155	3,255
	146,687	88,415

6.15)	Administrative expenses – Other operating expenses

Security services	37,285	24,821
Maintenance, conservation and repair expenses	36,907	26,625
Electric power and communications	21,900	18,749
Leases	15,615	13,110
Stationery and office supplies	3,806	3,334
Insurance	3,083	2,759
	118,596	89,398

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

03/31/2013	03/31/2012

6.16)	Other income – Other

Other adjustments and interest on other receivables	2,811	3,120
Services provided to Banco del Tucumán S.A.	2,170	2,312
Gain on sale of bank premises and equipment, and other assets	144	677
Other	10,309	1,957
	15,434	8,066

6.17)	Other expense – Other

Donations	3,490	3,175
Turnover tax	840	687
Other	10,337	3,903
	14,667	7,765

7.	RESTRICTED ASSETS

As of March 31, 2013 and December 31, 2012 the following Bank’s assets are restricted:

Item	03/31/2013	12/31/2012

Government and private securities

• Argentine Government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, used as security in favor of SEDESA (1)	89,959	88,984

• Argentine Government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, for the performance of forward foreign currency trading transactions	78,761	5,322

• Argentine government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, securing the role of custodian of FGS (sustainability guarantee fund) investments	44,226	35,768

• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior S.A. (BICE)	37,098	35,906

• Other government and private securities	14,096	13,830
Subtotal government and private securities	264,140	179,810

Loans

• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program	40,992	37,664
Subtotal Loans	40,992	37,664

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

Item	03/31/2013	12/31/2012

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	489,788	461,630

• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Compañía General de Avales SGR (mutual guarantee association), formerly Macroaval SGR, with an original contribution of 5,000 made on December 28, 2011	5,218	5,460
- Risk Fund of Garantizar SGR, with an original contribution of 20,000 made on December 13, 2012	20,156	20,000
- Risk Fund of Los Grobo SGR, with an original contribution of 20,000 made on December 12, 2012	21,676	20,000
Subtotal other receivables from financial intermediation	536,838	507,090

Other receivables

• Security deposits related to credit card transactions	57,739	46,080

• Other security deposits	5,797	5,858
Subtotal other receivables	63,536	51,938

Total	905,506	776,502

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	03/31/2013	12/31/2012

ASSETS

Cash			3,844			3,844	3,692

Loans					209,231	209,231	138,484

Other receivables from financial intermediation				28,705	108,575	137,280	111,173

Receivables from financial leases				6,782	1,496	8,278	8,479

Other receivables	471					471

Items pending allocation	25					25	39

Total assets	496		3,844	35,487	319,302	359,129	261,867

LIABILITIES

Deposits		345	481	18,890	512,383	532,099	497,495

Other liabilities from financial intermediation				26,043		26,043	2,034

Total liabilities		345	481	44,933	512,383	558,142	499,529

MEMORANDUM ACCOUNTS

Debit-balance accounts –Contingent							64,596

Debit-balance accounts –Control			4,257		277,059	281,316	289,997

Credit-balance accounts – Contingent	923			2,213	23,248	26,384	3,136

Credit-balance accounts – Derivates					2,152	2,152	2,060

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	03/31/2013	03/31/2012

INCOME (EXPENSE)

Financial income				165	4,405	4,570	5,840

Financial expense	(103)				(2,897)	(3,000)	(4,111)

Service-charge income	7			5	407	419	1,359

Service-charge expense							(25)

Administrative expenses	(3)	(299)				(302)	(264)

Other income	2,375					2,375	2,262

Total income / (loss)	2,276	(299)		170	1,915	4,062	5,061

(1)	Includes amounts generated by the Bank and its subsidiaries with their related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of March 31, 2013, amounted to 594,485. It has remained unchanged for the last three years.

Moreover, during fiscal year 2011, the Bank acquired a total of 10,000,000 proprietary registered Class B shares of common stock for a total amount of 92,919.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value		Residual value as of 03/31/2013	03/31/2013	12/31/2012

Subordinated – Class 1	USD 150,000,000	(a.1)	USD 150,000,000	789,779	740,192

Non-subordinated – Class 2	USD 150,000,000	(a.2)	USD 106,395,000	552,708	541,705

Total				1,342,487	1,281,897

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non subordinated, with or without guarantee, in accordance with the provisions of Law No, 23,576, as amended by Law No, 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As establish by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 20.a.3)).

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a. simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically, The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina, Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.

-	Forward transactions without delivery of the underlying asset.
-	Options.

-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.5.h.1), 3.5.h.2) and 3.5.m.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

Positions of transactions effective as of March 31, 2013 and December 31, 2012 are as follows:

Transaction	03/31/2013	12/31/2012

Net position of repurchase agreements	(1,023,370)	(324,454)

Net asset position of forward transactions without delivery of the underlying asset (a)	35,436	25,253

Interest rate swaps (b)	85,000	85,000

Position of put options sold on BODEN 2013 coupons (c)	15,158	14,713

Position of put options taken (d)	80,274	56,045

Net income (loss) resulting from these transactions for the three-month periods ended March 31, 2013, and December 31, 2012, amount to income (loss):

Transaction	03/31/2013	03/31/2012

Premiums on reverse repurchase agreements	26,217	34,734

Premiums on repurchase agreements	(516)	(677)

Interest rate swap	(212)	403

Forward foreign-currency transactions offset	4,984	4,140

Total	30,473	38,600

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	As of March 31, 2013, and 2012, this is related to swap agreements entered into with the Central Bank entitling the Bank to collect on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15% to 16.50% nominal interest rate p.a., applied on a total of notional values of 85,000 as of both dates. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference, The agreements will expire between April 30, 2013, and October 31, 2014, The purpose of these transactions is to place medium- and long-term loans in accordance with Central Bank Communiqué “A” 4776, as supplemented.

(c)	Related to put options on the BODEN 2013 coupons provided in Presidential Decree No. 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government. As of the date of these financial statements, the conditions under which the option could have been exercised have expired.

(d)	Related to the following options:

d.1)	As of March 31, 2013, this is related to a put option taken of trust securities to be issued by the financial trust Best Consumer Finance Series XXVIII, which may be received by the Bank as payment of the assignment value established in the agreement executed on March 25, 2013, with Banco de Servicios y Transacciones S.A. The initial price was set at 80,000, which will accrue a minimum applicable rate of 21%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. The Bank has not exercised the option as of the date of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

d.2)	As of December 31, 2012, this is related to a put option taken of trust securities to be issued by the financial trust Best Consumer Finance Series XXVI, which may be received by the Bank as payment of the assignment value established in the agreement executed on November 28, 2012, with Banco de Servicios y Transacciones S.A. The initial price was set at 55,000, which will accrue a minimum applicable rate of 21%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. As of the date of these financial statements, the conditions under which the option could have been exercised have expired.

12.	PORTFOLIO MANAGEMENT

As of March 31, 2013, and December 31, 2012, the Bank manages the following portfolios:

	Managed portfolio as of
Item	03/31/2013	12/31/2012
• On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	14,049	14,053

• On August 11, 1998, former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	42,230	42,274

• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A.	99,202	89,477

• On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”.	77,302	77,767

• On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	58,069	58,085

• On November 22, 2012, the Bank (trustor) and Macro Fiducia S.A. (trustee), created the financial trust Fideicomiso Financiero Privado “SECANE”; in the trust agreement the trustor assumes the role of collection agent, administration and custodian.	92,200	93,566

• Other portfolios managed by the Bank.	86,824	83,369

Total	469,876	458,591

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

13.	MUTUAL FUNDS

As of March 31, 2013, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity	Assets (1)

Pionero Pesos	346,010,258	585,685	453,934
Pionero Renta Ahorro	119,392,684	259,879	259,357
Pionero F F	178,908,150	340,101	344,666
Pionero Renta	44,043,270	207,968	191,361
Pionero Acciones	1,213,920	3,752	3,944
Pionero Renta Dólares	11,770	29
Pionero Empresas F.C.I. Abierto PYMES	100,000	106	105
Pionero Consumo	100,000	98	89
Argenfunds Ahorro Pesos	177,098,451	202,333	202,479
Argenfunds Renta Privada	158,885,663	171,181	171,139

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account,

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No, 24,485, and Presidential Decree No, 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law, Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.8289% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10539 of February 28, 2013.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No, 540/95 and any others established by the enforcement agency, are met, On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts, Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of March 31, 2013, and December 31, 2012, the amounts recorded in the Bank’s financial statements for holdings of certificates of participation (net of allowances for 223,832 as of both dates) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	03/31/2013	12/31/2012

Certificates of participation:

TST & AF (a)	52,188	57,731

Frávega Créditos I and II (b)	31,713	50,977

Other	3,507	3,163
Subtotal certificates of participation	87,408	111,871

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

Financial trust	03/31/2013	12/31/2012

Debt securities:

Underwriting agreements (c)	343,315	238,182

Loma Blanca (d)	80,522	76,350

Other (e)	99,716	107,223
Subtotal debt securities	523,553	421,755
Total	610,961	533,626

(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust, On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Macro Fiducia S.A..

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully disposed of. In addition, as of March 31, 2013, and December 31, 2012, the Bank is the direct beneficiary of 53.34% of the certificates of participation issued by the TST & AF Financial Trust (see also Note 7.1.a) to the consolidated financial statements).

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 119,280.

(b)	Frávega Créditos I and II Trust

On June 28, and December 20, 2012, Frávega S.A.C.I. e I, as trustor, collection agent and beneficiary, Macro Fiducia S.A. as trustee and Banco Sáenz S.A. as the loan portfolio manager, entered into two trust agreements called Frávega Créditos I and Frávega Créditos II, respectively, whereby each trust issued Class “A” and Class “B” certificates of participation.

The purpose of both trusts is to pay the certificates of participation in full once the receivables and promissory notes transferred by the trustor have been collected. Upon expiration of the trusts, the holders of Class “B” certificates of participation will receive the remaining receivables.

As of March 31, 2013, the Bank is the direct beneficiary of 100% of the Class “A” certificates of participation issued by the trusts Frávega Créditos I and Frávega Créditos II.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 81,903.

(c)	Underwriting agreements

It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Accicom and Pvcred, among others). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(d)	Fideicomiso Loma Blanca

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), set up the trust called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust consists on the set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, Province of Chubut.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

As of the date of issuance of these financial statements, the Class A debt securities acquired by the Bank account for 14% of the total trust issues, The final amortization of such debt securities will operate on March 16, 2016.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 558,691.

(e)	Other

It includes, among others, the following trusts:

i)	Trust created by Presidential Decree 976-01

The trust manages the collection of certain taxes for the purpose of developing infrastructure projects.

ii)	Chubut oil & gas royalties Trust

The trust manages assigned receivables and rights on oil & gas royalties for the purpose of financing production projects, infrastructure works in the Province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector.

iii)	TATSA (formerly SAETA)

It manages the credit transferred by the trustor, resulting from the sale agreement of passenger transport units with the purpose of financing their manufacturing. As of March 31, 2013, the Bank is a direct beneficiary of 100% of the debt securities and certificates of participation included in “Others”, issued by the trust.

iv)	Galtrust I financial Trust

It manages investments in federal government securities for the purpose of settling the securities issued by the trust.

Additionally, note 7.1. to the consolidated financial statements include a list of the holdings for investment held by the Bank´s subsidiaries.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of March 31, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia S.A. (subsidiary) of this type of trusts total 7,147 as of both dates.

Additionally, note 7,2, to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of March 31, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank, Macro Fiducia S.A. and Banco del Tucumán S.A. (subsidiaries) amount to 668,067 and 667,866, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of March 31, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amount to 479,980 and 400,026, respectively.

Additionally, note 7.3. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

17.1.	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for March 2013 are listed below, indicating the balances as of month-end of the related accounts:

Item	03/31/2013

Cash

Amounts in Central Bank accounts	5,238,335

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	489,788

Total	5,728,123

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

17.2.	Minimum capital requirements:

As the table disclosed, the minimum capital requirements related to credit risk, interest rate risk, market risk and operational risk measured on an individual basis, effective for March 2013, along with its computable capital as of the end of that month:

Item	03/31/2013

Minimum capital requirement	3,871,260

Computable capital	6,016,855

Excess amount	2,145,595

18.	TAX CLAIMS

The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant effective claims arising from the previous paragraph are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that as yet has not been resolved and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The Buenos Aires City Tax Authorities attributed a turnover tax difference to Banco Macro S.A. for tax period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management and its legal and tax advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The financial and capital markets

The international macroeconomic context generates a certain degree of uncertainty with regard to how it will evolve in the future, due to the shrinking growth levels, the volatility of financial assets and of the exchange market, and the higher unemployment rates, among other matters. Locally, over the past few years the economy has reflected, on average, sustained growth and the main economic and financial indicators point to a situation that differs from the one mentioned above. However, certain variables affecting the Bank’s costs have been subject to significant changes. In the last few months, the prices of financial assets have also shown high volatility, as well as an increase in the price of money. From a regulatory point of view, foreign exchange regulations have increased and a new Capital Markets Law has been enforced, which shall become effective as soon as its administrative order is issued.

Given all of the above, the Bank’s Management permanently monitors the changes in the abovementioned situations in the international and local markets, to determine the possible actions to be taken and to identify the potential effects over its assets and financial situation that may need to be reflected in the financial statements for future periods.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps, 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

Additionally, as of March 31, 2013 and December 31, 2012, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 11,166 and 10,719 at the stand-alone level, respectively, and a total of 17,771 and 17,112 at consolidated level, respectively. The Bank´s Management believes that there would be no additional significant effects, other than those recognized in accounts that could derive from the final outcome of such actions.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	Among other issues, the Regular Shareholders’ Meeting held on April 11, 2013, decided as follows:

a.1)	Apply 298,724 out of “Unappropriated retained earnings” to set the legal reserve related to 20% of income for the year ended December 31, 2012, according to Central Bank standards.

a.2)	Apply 71,916 out of “Unappropriated retained earnings” to set a special reserve for interest to be paid upon the maturities taking place in June and December 2013, as established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in note 10.a.1) and as established by Central Bank Communiqué "A" 4576.

a.3)	Apply 1,170,681 out of “Unappropriated retained earnings” to set an optional reserve for future distributions of earnings, as established in Central Bank Communiqué “A” 5273.

b)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s).

c)	Through Communiqué “A” 5072, the Central Bank established the general procedure to admit the distribution of earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, among other previous conditions listed in the communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, amounts capitalized due to legal proceedings related to deposits, among other items.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

Lastly, the maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an increasing adjustment of 75% of the required amount and deducting the abovementioned adjustments.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5, in accordance with Argentine professional accounting standards effective in the City of Buenos Aires, Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013		12/31/2012	03/31/2013
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		787,900	566,583	736,303		736,303
Secured bonds under Presidential Decree No. 1,579/02 at 2.00%		156,991	69,678	159,237		159,237
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		132,837	62,879	(11,218)		(11,218)
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		111,020	119,993	94,285		94,285
Federal government bonds in US dollars at 7.00% - Maturity: 2015		92,179	10,470	(6,764)		(6,764)
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013		47,112	47,130	47,112		47,112
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity: 11-14-2013		28,025		28,025		28,025
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		18,690	18,000	18,690		18,690
Consolidation bonds in pesos - 6° serie - Maturity: 2024 at 2.00%		17,827	38,653	(46)		(46)
Consolidation bonds in pesos - 4° serie at 2.00%		16,708	217	17,126		17,126
Other		31,052	22,468	11,055	15,158	26,213

Subtotal holdings booked at market value		1,440,341	956,071	1,093,805	15,158	1,108,963

Holdings booked at amortized cost
- Local
Secured Province of Neuquén Treasury Bills Class 1 in US dollars – Maturity: 05-23-2014	164,487	152,376	146,341	152,376		152,376
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-06-2013	51,134	50,998	51,525	50,998		50,998
Province of Entre Ríos government debt securities Series I in pesos Class A – Maturity: 06-26-2013	25,376	25,376		25,381		25,381
Province of Chubut government debt securities in pesos– Maturity: 06-24-2013	20,344	20,344		20,358		20,358
Province of Buenos Aires Treasury Bills in pesos - Maturity: 01-31-2013			51,819
Province of Entre Ríos government debt securities Series II in pesos Class A – Maturity: 03-26-2013			25,757
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity 11-14-2013			25,010
Province of Chubut Treasury Bills Series III in pesos – Maturity: 05-24-2013			20,396
Province of Chaco Treasury Bills in dolars - Maturity: 03-14-2013			19,526
Province of Entre Ríos government debt securities Series II in pesos Class A – Maturity: 02-26-2013			5,053

Subtotal Holdings booked at amortized cost		249,094	345,427	249,113		249,113

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013		12/31/2012	03/31/2013
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-30-2013		170,640
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-14-2013		133,161
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-08-2013		112,490
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-15-2013		81,543
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-17-2013	64,344	64,344
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-02-2013	29,664	29,664
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-26-2013		28,936
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-31-2013		12,963
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-25-2013			48,942
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-30-2013			43,529
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-06-2013			38,972
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		633,741	131,443

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-29-2013		171,131		171,131		171,131
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-24-2013		117,293		117,293		117,293
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-17-2013		111,451		106,476		106,476
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-02-2013		103,824		103,824		103,824
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-10-2013		932		932		932

Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio		504,631		499,656		499,656

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-15-2013		270,851		270,851		270,851
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-12-2013		146,278		118,970		118,970
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-05-2013		139,988		139,988		139,988
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-08-2013		138,439		138,439		138,439
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-03-2013		19,987		19,987		19,987
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-27-2013			11,038
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-06-2013			8,988

Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio		715,543	20,026	688,235		688,235

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 05-15-2013		26,015	26,320	26,015		26,015
Subtotal Central Bank of Argentina Notes at market value - Own portfolio		26,015	26,320	26,015		26,015

Subtotal Instruments issued by the Central Bank of Argentina		1,879,930	177,789	1,213,906		1,213,906

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013		12/31/2012	03/31/2013
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		1,879,930	177,789	1,213,906		1,213,906

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 05-15-2013	42,966	42,966	33,120
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 04-24-2013		9,468
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 01-23-2013			139,698

Subtotal Central Bank of Argentina Notes - Under repo Transactions		52,434	172,818

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-22-2013		25,597		25,597		25,597
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 04-03-2013		5,212		5,212		5,212

Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio		30,809		30,809		30,809
Total Instruments issued by the Central Bank of Argentina		1,963,173	350,607	1,244,715		1,244,715
Total Government securities		3,652,608	1,652,105	2,587,633	15,158	2,602,791

Total government and private Securities		3,652,608	1,652,105	2,587,633	15,158	2,602,791

(1) Position without options as of March 31, 2013, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement", less “deposits” and "spot and forward sales pending settlement".

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013	12/31/2012

COMMERCIAL

In normal situation	13,944,442	13,254,939
With Senior “A” guarantees and counter-guarantees	517,426	598,104
With Senior “B” guarantees and counter-guarantees	2,147,322	1,987,574
Without Senior guarantees or counter-guarantees	11,279,694	10,669,261

Subject to special monitoring	35,831	142,630
In observation
With Senior “B” guarantees and counter-guarantees	25,413	25,625
Without Senior guarantees or counter-guarantees	10,418	117,005

Troubled	15,123	19,854
With Senior “B” guarantees and counter-guarantees	8,479	11,516
Without Senior guarantees or counter-guarantees	6,644	8,338

With high risk of insolvency	47,010	71,126
With Senior “B” guarantees and counter-guarantees	23,881	22,723
Without Senior guarantees or counter-guarantees	23,129	48,403

Irrecoverable	115,474	91,931
With Senior “A” guarantees and counter-guarantees	7,860
With Senior “B” guarantees and counter-guarantees	1,646	1,642
Without Senior guarantees or counter-guarantees	105,968	90,289

Subtotal Commercial	14,157,880	13,580,480

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013	12/31/2012

CONSUMER

Performing	16,818,888	16,203,898
With Senior “A” guarantees and counter-guarantees	40,220	46,170
With Senior “B” guarantees and counter-guarantees	1,283,187	1,226,121
Without Senior guarantees or counter-guarantees	15,495,481	14,931,607

Low risk	320,931	265,584
With Senior “A” guarantees and counter-guarantees	650	157
With Senior “B” guarantees and counter-guarantees	13,144	12,499
Without Senior guarantees or counter-guarantees	307,137	252,928

Medium risk	185,982	169,675
With Senior “A” guarantees and counter-guarantees	85	9
With Senior “B” guarantees and counter-guarantees	5,619	4,520
Without Senior guarantees or counter-guarantees	180,278	165,146

High risk	114,218	108,676
With Senior “A” guarantees and counter-guarantees		69
With Senior “B” guarantees and counter-guarantees	4,051	4,407
Without Senior guarantees or counter-guarantees	110,167	104,200

Irrecoverable	79,581	88,172
With Senior “B” guarantees and counter-guarantees	7,161	7,063
Without Senior guarantees or counter-guarantees	72,420	81,109

Irrecoverable according to Central Bank's rules	129	134
Without Senior guarantees or counter-guarantees	129	134

Subtotal Consumer	17,519,729	16,836,139
Total	31,677,609	30,416,619

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013		12/31/2012
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,709,088	8.55	2,684,306	8.83
50 next largest customers	3,745,227	11.82	3,817,902	12.55
100 next largest customers	2,303,623	7.27	2,177,917	7.16
Other customers	22,919,671	72.36	21,736,494	71.46

Total	31,677,609	100.00	30,416,619	100.00

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	22	39,107	2,010	5,971	11,948	158,327	407,462	624,847

Financial sector		107,913	86,454	54,085	55,712	9,057	923	314,144

Non-financial private sector and foreign residents	303,070	10,862,106	4,026,854	2,876,470	2,582,084	3,880,161	6,207,873	30,738,618

Total	303,092	11,009,126	4,115,318	2,936,526	2,649,744	4,047,545	6,616,258	31,677,609

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

							Information on the issuer
	03/31/2013					12/31/2012	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	491,780	456,898	Financial institution	03-31-13	43,960	546,835	38,787
Banco Privado de Inversiones S.A.	Common	1	1	85,925,820	100,149	96,779	Financial institution	03-31-13	86,659	101,004	3,399
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	43,899	39,367	Brokerage house	03-31-13	12,886	43,145	3,905
Macro Fiducia S.A.	Common	1	1	6,475,143	13,178	12,555	Services	03-31-13	6,567	13,073	550
Macro Fondos SGFCI S.A.	Common	1	1	327,183	5,028	4,321	Mutual funds management	03-31-13	1,713	25,123	3,333
Foreign
Macro Bank Limited	Common	1	1	9,816,899	221,205	219,002	Financial institution	03-31-13	9,817	221,206	2,204
Subtotal subsidiaries					875,239	828,922

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12-31-11	23,599	60,663	23,809
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-11	7,200	7,705	(329)
Visa Argentina S.A.	Common	1	1	1,033,503	2,086	2,086	Business services	05-31-12	15,000	231,208	169,876
COEL S.A.	Common	1	1	81,707	124	124	Financial Services	12-31-11	1,000	2,605	527
ACH S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-11	650	371	153
Mercado Abierto Electrónico S.A.	Common	1,200	1	7	113	113	Electronic market	12-31-12	242	16,222	280
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-12	10,250	33,071	8,307
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-12	13,419	562,680	4,079
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	404	388	Financial institution	12-31-12	1,376,746	4,064,026	457,466
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	300	288	Financial institution	12-31-12	1,376,746	4,064,026	457,466
Subtotal non-subsidiaries					6,367	6,339

Total in financial institutions, supplementary and authorized activities					881,606	835,261

In other companies
- Non-subsidiaries
In Argentina
Other					1,447	1,424
Foreign
SWIFT S.A.	Common	1	1	5	25	24	Services	12-31-11	758,955	1,625,098	61,448
Total in other companies					1,472	1,448
Total (1)					883,078	836,709

(1) As of March 31, 2013 and December 31, 2012 the Bank booked allowances for impairment in value amounting for 311 (see Exhibit J).

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Net book			Depreciation for
	value at			the period		Net book
Item	beginning of fiscal year	Increases	Decreases	Years of useful life	Amount	value at end of the period

Bank premises and equipment
Buildings	346,553	3,553		50	3,552	346,554
Furniture and facilities	79,856	3,738		10	2,915	80,679
Machinery and equipment	130,753	24,663		5	11,879	143,537
Vehicles	36,396	3,684		5	3,025	37,055

Total	593,558	35,638	-		21,371	607,825

Other assets
Works in progress	53,393	11,826				65,219
Works of art	1,177					1,177
Prepayments for the purchase of assets	13,256					13,256
Foreclosed assets	5,195	547	121	50	19	5,602
Leased buildings	572			50	1	571
Stationery and office supplies	9,265	10,152	8,599			10,818
Other assets	180,515	2,863	2,026	50	242	181,110

Total	263,373	25,388	10,746		262	277,753

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Net book		Amortization for
	value at		the period		Net book
Item	beginning of fiscal year	Increases	Years of useful life	Amount	value at end of the period

Goodwill (a)	72,841		10	3,513	69,328
Organization and development costs (b)	206,088	23,895	5	18,246	211,737

Total	278,929	23,895		21,759	281,065

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013		12/31/2012
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	6,968,427	19.88	5,962,115	18.35
50 next largest customers	3,651,852	10.42	3,563,116	10.97
100 next largest customers	1,872,392	5.34	1,804,974	5.55
Other customers	22,553,640	64.36	21,163,766	65.13

Total	35,046,311	100.00	32,493,971	100.00

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	29,072,924	4,843,893	994,714	129,090	3,423	2,267	35,046,311

Other liabilities from financial intermediation

Central Bank of Argentina	3,033			430	5,414	12,319	21,196
Banks and International Institutions	56,960	97,308	55,381				209,649
Non-subordinated corporate bonds			7,721			544,987	552,708
Financing received from Argentine financial institutions	47,916	968	1,452	3,211	9,489	29,946	92,982
Other	1,297,514	376	986	1,169	2,046	84,493	1,386,584

	1,405,423	98,652	65,540	4,810	16,949	671,745	2,263,119

Subordinated corporate bonds		21,434				768,345	789,779

Total	30,478,347	4,963,979	1,060,254	133,900	20,372	1,442,357	38,099,209

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	828,838	132,741	99,313	13,465	848,801
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	228,023	169	535		227,657
Receivables from financial leases
For uncollectibility risk	6,585	196		5	6,776
Investments in other companies
For impairment in value	311				311
Other receivables
For uncollectibility risk	8,744	259	22	218	8,763

Total allowances	1,072,501	133,365	99,870	13,688	1,092,308

PROVISIONS
Contingent commitments	5			2	3
For other contingencies	87,565	7,742	439		94,868
Difference from court deposits dollarization	10,719	447			11,166

Total Provisions	98,289	8,189	439	2	106,037

(1) See notes 3.5.f). and 3.5.o).

EXHIBIT K

CAPITAL STRUCTURE

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Own Portfolio (1)	Paid in

Registered common stock A	11,235,670	5	11,236		11,236
Registered common stock B	583,249,498	1	573,249	10,000	583,249

Total	594,485,168		584,485	10,000	594,485

(1) See Note 9.

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	03/31/2013																12/31/2012
	Total Parent company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian	Neozalen		Swedish	Norwegian	Uruguayan	Chileno
Items	Branches	US dollar	sterling	franc	krone	dollar	dollar	dollar	Yen	krone	krone	peso	peso	Guarani	Real	Euro	Total

ASSETS
Cash	3,523,711	3,505,057	1,212	292	75	872	41	166	373	30	268	1,277	798	49	5,154	8,047	2,897,285
Government and private securities	315,468	315,468															213,179
Loans	2,062,807	2,061,378														1,429	2,430,839
Other receivables from financial intermediation	209,687	206,416														3,271	170,176
Receivables from financial leases	35,929	35,929															38,029
Investments in other companies	221,934	221,934															219,702
Other receivables	177,818	177,818															119,688
Items pending allocation	935	935															1,025

Total	6,548,289	6,524,935	1,212	292	75	872	41	166	373	30	268	1,277	798	49	5,154	12,747	6,089,923

LIABILITIES
Deposits	2,277,096	2,277,096															2,273,803
Other liabilities from financial intermediation	1,143,914	1,136,729	72	61		41										7,011	1,048,945
Other liabilities	2,411	2,411															2,315
Subordinated corporate bonds	789,779	789,779															740,192
Items pending allocation	221	221															43

Total	4,213,421	4,206,236	72	61		41										7,011	4,065,298

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,379,386	1,379,376														10	1,292,471
Control	859,262	850,816														8,446	959,384
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	130,579	126,251														4,328	177,724

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

Item	03/31/2013 (1)	12/31/2012 (1)

Loans
Overdrafts	51,441	33,561
Without Senior guarantees or counter-guarantees	51,441	33,561
Mortgage and pledge	6,546	6,283
With Senior “B” guarantees and counter-guarantees	6,546	6,283
Personal	97	307
Without Senior guarantees or counter-guarantees	97	307
Credit cards	17,058	14,960
Without Senior guarantees or counter-guarantees	17,058	14,960
Other	32,570	33,933
Without Senior guarantees or counter-guarantees	32,570	33,933

Total loans	107,712	89,044

Other receivables from financial intermediation	437	451

Receivables from financial leases	8,282	8,602

Contingent Commitments	4,522	4,522

Investments in other companies	875,714	829,397

Total	996,667	932,016

Allowances / Provisions	1,316	1,133

(1) As of March 31, 2013 and December 31, 2012 all debtors are classified in performing situation.

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

					Originally agreed	Residual	Weighted daily
	Purpose of the				weighted	weighted	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	monthly	monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	1		15,158

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	7	7		80,274

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Repo transactions	- own account	government securities	underlying asset	electronic market)	1	1		1,023,370

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	4	3	1	2,877,817

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	5	5	1	229,520

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	2	2	30	122,601

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	55	12	30	85,000

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2013	12/31/2012
ASSETS

A. CASH
Cash on hand	2,719,069	2,794,916
Due from banks and correspondents
Central Bank of Argentina	5,847,183	6,543,996
Local Other	7,413	13,628
Foreign	696,337	694,200
Other	320	308
	9,270,322	10,047,048

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
Holdings booked at market value	1,902,280	1,357,022
Holdings booked at amortized cost	252,946	353,174
Instruments issued by the Central Bank of Argentina	2,295,961	612,889
Investments in listed private securities	2	19,993
	4,451,189	2,343,078

C. LOANS
To the non-financial government sector	604,616	586,557
Interfinancing - (granted call)	305,000	166,546
Other financing to Argentine financial institutions	157,750	130,612
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	1,613	2,092
To the non-financial private sector and foreign residents
Overdrafts	5,296,180	4,280,640
Documents	3,586,314	3,651,390
Mortgage loans	1,603,178	1,508,463
Pledge loans	983,215	928,693
Personal loans	11,466,773	10,826,601
Credit cards	4,884,125	4,725,177
Other	4,272,261	4,808,641
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	575,320	570,281
less: Unearned discount	(105,251)	(95,940)
less: Allowances (Note 4.)	(908,610)	(887,156)
	32,722,484	31,202,597

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2013	12/31/2012
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	553,688	517,360
Amounts receivable from spot and forward sales pending settlement	1,343,762	697,854
Securities and foreign currency receivable from spot and forward purchases pending settlement	75,803	216,144
Unlisted corporate bonds	146,005	141,560
Receivables from forward transactions without delivery of underlying asset	674	12
Other receivables not covered by debtors classification standards	936,312	863,436
Other receivables covered by debtors classification standards	145,379	176,483
Accrued interest receivables covered by debtors classification standards	504	515
less: Allowances (Note 4.)	(231,263)	(233,123)
	2,970,864	2,380,241

E. RECEIVABLES FROM FINANCIAL LEASES
Receivables from financial leases	352,557	323,077
Accrued interest and adjustments	5,667	5,069
less: Allowances (Note 4.)	(6,788)	(6,599)
	351,436	321,547

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	704	676
Other	12,290	12,267
less: Allowances (Note 4.)	(1,267)	(1,379)
	11,727	11,564

G. OTHER RECEIVABLES
Receivables from sale of assets	5,917	6,195
Other	430,290	372,966
Accrued interest and adjustments receivable on from sale of assets	342	332
Other accrued interest and adjustments receivables	34	35
less: Allowances (Note 4.)	(9,352)	(9,282)
	427,231	370,246

H. BANK PREMISES AND EQUIPMENT, NET	672,712	654,002

I. OTHER ASSETS	280,994	268,445

J. INTANGIBLE ASSETS
Goodwill	69,328	72,841
Organization and development costs	221,240	215,690
	290,568	288,531

K. ITEMS PENDING ALLOCATION	4,645	6,766

TOTAL ASSETS	51,454,172	47,894,065

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2013	12/31/2012
LIABILITIES

L. DEPOSITS
From the non-financial government sector	9,220,812	8,318,383
From the financial sector	20,169	24,222
From the non-financial private sector and foreign residents
Checking accounts	6,509,744	6,716,911
Savings accounts	6,728,359	6,467,168
Time deposits	15,440,128	13,596,225
Investment accounts	149,040	149,325
Other	761,832	737,870
Accrued interest, adjustments, foreign exchange and quoted price differences payables	229,138	178,568
	39,059,222	36,188,672

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina
Other	21,262	21,725
Banks and International Institutions	206,975	273,968
Non-subordinated Corporate Bonds	544,987	523,176
Amounts payable for spot and forward purchases pending settlement	66,853	202,313
Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,418,557	739,730
Financing received from Argentine financial institutions
Interfinancing (received call)	47,214	40,000
Other financing received from Argentine financial institutions	13,279	13,724
Accrued interest payables	112	52
Receivables from forward transactions without delivery of underlying asset	671
Other	1,446,134	1,917,546
Accrued interest, adjustments, foreign exchange and quoted price differences payables	42,772	52,724
	3,808,816	3,784,958

N. OTHER LIABILITIES
Fees	583	7,470
Other	940,531	783,232
	941,114	790,702

O. PROVISIONS (Note 4.)	140,026	131,683

P. SUBORDINATED CORPORATE BONDS	789,779	740,192

Q. ITEMS PENDING ALLOCATION	2,924	7,408

MINORITY INTERESTS IN SUBSIDIARIES	55,271	51,355

TOTAL LIABILITIES	44,797,152	41,694,970

SHAREHOLDERS' EQUITY	6,657,020	6,199,095

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	51,454,172	47,894,065

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2013	12/31/2012
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	44,733,569	37,863,919

Contingent	9,350,340	9,176,324
Guarantees received	8,997,118	8,776,152
Other not covered by debtors classification standards	150	165
Contingent debit-balance contra accounts	353,072	400,007

Control	31,197,741	27,487,838
Receivables classified as irrecoverable	1,071,566	995,622
Other	29,817,029	25,994,575
Control debit-balance contra accounts	309,146	497,641

Derivatives	3,410,370	386,341
Notional value of put options taken	80,274	56,045
Notional value of forward transactions without delivery of underlying asset	1,632,687	127,918
Interest rate swap	85,000	85,000
Derivatives debit-balance contra accounts	1,612,409	117,378

Trust activity	775,118	813,416
Trust funds	775,118	813,416

CREDIT-BALANCE ACCOUNTS	44,733,569	37,863,919

Contingent	9,350,340	9,176,324
Credit lines granted (unused portion) covered by debtors classification standards	20,489	19,669
Other guarantees provided covered by debtors classification standards	123,369	129,140
Other guarantees provided not covered by debtors classification standards	153,261	153,762
Other covered by debtors classification standards	55,953	97,436
Contingent credit-balance contra accounts	8,997,268	8,776,317

Control	31,197,741	27,487,838
Checks to be credited	309,146	497,641
Control credit-balance contra accounts	30,888,595	26,990,197

Derivatives	3,410,370	386,341
Notional value of put options sold	15,158	14,713
Notional value of forward transactions without delivery of underlying asset	1,597,251	102,665
Derivatives credit-balance contra account	1,797,961	268,963

Trust activity	775,118	813,416
Trust activity credit-balance contra accounts	775,118	813,416

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2013	03/31/2012

A. FINANCIAL INCOME
Interest on cash and due from banks	60	33
Interest on loans to the financial sector	10,265	11,483
Interest on overdrafts	228,000	152,277
Interest on documents	126,649	102,669
Interest on mortgage loans	67,625	47,408
Interest on pledge loans	42,467	32,022
Interest on credit card loans	222,823	165,943
Interest on financial leases	15,810	16,524
Interest on other loans	1,051,712	801,035
Net income from government and private securities	100,858	115,568
Interest on other receivables from financial intermediation	929	198
Income from guaranteed loans - Presidential Decree No. 1,387/01	12,064	39
CER (Benchmark Stabilization Coefficient) adjustment	16,387	192
CVS (Salary Variation Coefficient) adjustment	155	22
Difference in quoted prices of gold and foreign currency	102,087	65,370
Other	49,068	51,369
	2,046,959	1,562,152

B. FINANCIAL EXPENSE
Interest on checking accounts	92	62
Interest on savings accounts	9,997	7,717
Interest on time deposits	667,156	519,181
Interest on interfinancing received loans (received call)	979	1,027
Interest on other financing from financial institutions	2	6
Interest on other liabilities from financial intermediation	14,774	17,155
Interest on subordinated bonds	18,466	15,932
Other interest	818	780
CER adjustment	1,185	1,083
Contribution to Deposit Guarantee Fund	15,855	12,704
Other	151,159	94,026
	880,483	669,673

GROSS INTERMEDIATION MARGIN - GAIN	1,166,476	892,479

C. PROVISION FOR LOAN LOSSES	128,493	130,229

D. SERVICE-CHARGE INCOME
Related to lending transactions	38,649	25,696
Related to deposits	452,282	365,406
Other commissions	11,324	9,110
Other	262,206	202,380
	764,461	602,592

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2013	03/31/2012

E. SERVICE-CHARGE EXPENSE
Commissions	46,008	32,669
Other	158,469	97,009
	204,477	129,678

F. ADMINISTRATIVE EXPENSES
Personnel expenses	529,615	414,111
Directors' and statutory auditors' fees	15,758	12,260
Other professional fees	30,651	22,843
Advertising and publicity	21,265	18,290
Taxes	47,326	36,535
Depreciation of equipment	22,966	19,646
Amortization of organization costs	19,621	16,989
Other operating expenses	128,797	98,160
Other	62,516	52,022
	878,515	690,856

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	719,452	544,308

G. OTHER INCOME
Income from long-term investments	2,862	254
Penalty interest	8,910	8,955
Recovered loans and allowances reversed	35,187	14,011
CER adjustments	17	18
Others	14,571	6,994
	61,547	30,232

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	13	11
Charges for other receivables uncollectibility and other allowances	9,866	9,803
Amortization of differences related to court orders		4,980
Depreciation and loss of other assets	464	363
Goodwill amortization	3,513	3,513
Other	15,919	8,157
	29,775	26,827

MINORITY INTEREST IN SUBSIDIARIES	(3,917)	(2,379)

NET INCOME BEFORE INCOME TAX - GAIN	747,307	545,334

I. INCOME TAX	289,382	221,534

NET INCOME FOR THE PERIOD - GAIN	457,925	323,800

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2013	03/31/2012
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at beginning of the fiscal year	10,526,353	6,172,446
Cash at end of the period	10,821,164	9,474,245
Net increase in cash	294,811	3,301,799

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(201,152)	(1,467,503)
Loans
To the financial sector	(154,847)	170,719
To the non-financial government sector	10,176	13,400
To the non-financial private sector and foreign residents	288,390	225,763
Other receivables from financial intermediation	(655,007)	750,996
Receivables from financial leases	(14,455)	21,245
Deposits
From the financial sector	(4,054)	3,178
From the non-financial government sector	817,306	1,553,426
From the non-financial private sector and foreign residents	1,363,768	1,731,932
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	6,295	(162,095)
Others (except liabilities included under financing activities)	(574,725)	830,969
Collections related to service-charge income	759,973	596,666
Payments related to service-charge expenses	(197,483)	(126,422)
Administrative expenses paid	(842,555)	(643,473)
Payment of organization and development costs	(25,175)	(27,192)
Net collections from penalty interest	8,897	8,680
Differences from payments related to court orders	(1,801)	(4,067)
Other collections related to other income and losses	20,986	10,764
Net payments from other operating activities	(232,887)	(86,741)
Payment of income tax / minimum presumed income tax	(113,656)	(83,755)
Net cash flows generated in operating activities	257,994	3,316,490

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2013	03/31/2012
Investing activities
Net payments for bank premises and equipment	(36,280)	(36,546)
Net payments for other assets	(14,371)	(25,786)
Other collections for investing activities	6,389	1,450
Net cash flows used in investing activities	(44,262)	(60,882)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(22,532)	(19,605)
Central Bank of Argentina:
Other	(859)	2,579
Banks and International Institutions	(69,204)	(13,804)
Financing received from Argentine financial institutions	(446)	(903)
Net cash flows used in financing activities	(93,041)	(31,733)

Financial income and holding gains on cash and cash equivalents	174,120	77,924

Net increase in cash	294,811	3,301,799

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2013	12/31/2012

COMMERCIAL

In normal situation	14,427,395	13,636,481
With Senior “A” guarantees and counter-guarantees	519,188	599,868
With Senior “B” guarantees and counter-guarantees	2,182,864	2,017,671
Without Senior guarantees or counter-guarantees	11,725,343	11,018,942

Subject to special monitoring	36,348	142,630
In observation
With Senior “B” guarantees and counter-guarantees	25,930	25,625
Without Senior guarantees or counter-guarantees	10,418	117,005

Troubled	15,123	19,854
With Senior “B” guarantees and counter-guarantees	8,479	11,516
Without Senior guarantees or counter-guarantees	6,644	8,338

With high risk of insolvency	47,010	71,126
With Senior “B” guarantees and counter-guarantees	23,881	22,723
Without Senior guarantees or counter-guarantees	23,129	48,403

Irrecoverable	115,474	91,931
With Senior “A” guarantees and counter-guarantees	7,860
With Senior “B” guarantees and counter-guarantees	1,646	1,642
Without Senior guarantees or counter-guarantees	105,968	90,289

Subtotal Commercial	14,641,350	13,962,022

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2013	12/31/2012

CONSUMER

Performing	19,087,451	18,342,839
With Senior “A” guarantees and counter-guarantees	41,167	50,594
With Senior “B” guarantees and counter-guarantees	1,348,133	1,283,516
Without Senior guarantees or counter-guarantees	17,698,151	17,008,729

Low risk	343,817	281,551
With Senior “A” guarantees and counter-guarantees	650	157
With Senior “B” guarantees and counter-guarantees	14,170	12,760
Without Senior guarantees or counter-guarantees	328,997	268,634

Medium risk	201,905	185,635
With Senior “A” guarantees and counter-guarantees	85	9
With Senior “B” guarantees and counter-guarantees	5,706	5,401
Without Senior guarantees or counter-guarantees	196,114	180,225

High risk	128,811	122,980
With Senior “A” guarantees and counter-guarantees		69
With Senior “B” guarantees and counter-guarantees	4,202	4,888
Without Senior guarantees or counter-guarantees	124,609	118,023

Irrecoverable	83,812	94,066
With Senior “B” guarantees and counter-guarantees	8,197	8,086
Without Senior guarantees or counter-guarantees	75,615	85,980

Irrecoverable according to Central Bank's rules	130	136
Without Senior guarantees or counter-guarantees	130	136

Subtotal Consumer	19,845,926	19,027,207
Total	34,487,276	32,989,229

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of March 31, 2013 and December 31, 2012 and (ii) the statements of income and cash flows for the three-month periods ended March 31, 2013 and 2012, with the financial statements of the subsidiaries listed in note 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of March 31, 2013:

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Banco Privado de Inversiones S.A. (a)	Common	85,925,820	99.154%	99.154%	99.994%	100.00%

Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	99.999%	100.00%

Macro Securities S.A. Sociedad de Bolsa (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%

Macro Fiducia S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.F.C.I. S.A.	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Banco Macro S.A.’s indirect equity interest derives from Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 117).

(c)	Consolidated with Macro Fondos S.G.F.C.I. S.A. (percentage of capital stock and votes 80.90%).

(d)	The indirect equity interest of Banco Macro S.A. comes from Macro Fiducia S.A.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules, Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the three-month period ended March 31, 2013, and the year ended December 31, 2012.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)	The amounts of the accounts in the statements of income for the three-month periods ended March 31, 2013, and 2012, were converted into pesos, as described in (a) above, In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of March 31, 2013, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	220,494	1,129,436

Liabilities	177,309	908,230

Shareholders’ equity	43,185	221,206

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each of its subsidiaries as of March 31, 2013:

	Banco Macro S.A.	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. (consolidated)

Assets	46,882,947	4,165,217	106,977	1,129,436	107,878	938,283	51,454,172

Liabilities	40,225,927	3,618,382	5,973	908,230	50,241	11,601	44,797,152

Shareholders’ equity	6,657,020	546,835	101,004	221,206	57,637	926,682	6,657,020

Income	457,925	38,787	3,399	2,204	5,202	49,592	457,925

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Macro Fiducia S.A.

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and private securities which mature less than 90 days since their date of acquisition, Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	03/31/2013	12/31/2012	03/31/2012

Cash	9,270,322	10,047,048	9,235,373

Government and private securities
Holdings booked at market value	430,264	388,462	61,317
Instruments issued by the Central Bank	1,120,578	90,843	177,555

Cash and cash equivalents	10,821,164	10,526,353	9,474,245

2.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In addition to what was mentioned in Note 4 to the Bank´s stand alone financial statements, the following shows the situation of the main subsidiaries.

As of March 31, 2013, and 2012, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 24,400 and 19,150, respectively; hence, no minimum presumed income tax should be assessed.

In addition, as of March 31, 2013, the Bank made income tax prepayments for 59,813 for the 2012 tax year, which will be applied to the tax amount assessed in the 2012 tax return.

As of March 31, 2013, and 2012, subsidiary Banco Privado de Inversiones S.A. did not set an income tax accrual as it estimated NOLs as of that date and, therefore, booked accrued minimum presumed income tax totaling 54 and 49, respectively. The estimated accumulated NOL totaled 19,581 as of March 31, 2013. Additionally, as of March 31, 2013 the subsidiary booked a minimum presumed income tax credit of 3,251, which was fully accrued, prepayments for an amount of 172 related to tax year 2012 and a 52 credit, which were booked under “Other receivables”.

3.	RESTRICTED ASSETS

In addition to the assets broken down in Note 7 to the stand-alone financial statements, certain assets are restricted as follows:

Item	03/31/2013	12/31/2012

3.1. Banco del Tucumán S.A.:

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	63,900	55,730
Subtotal other receivables from financial intermediation	63,900	55,730

Other receivables

• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits.	7,412	7,268
Subtotal other receivables	7,412	7,268

Total	71,312	62,998

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

Item (cont.)	03/31/2013	12/31/2012

3.2. Banco Privado de Inversiones S.A.:

Other receivables

• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by Buenos Aires City tax authorities on turnover tax differences.	827	827
• Security deposits	15	15
Subtotal other receivables	842	842

Total	842	842

3.3. Macro Securities S.A. Sociedad de Bolsa:

Investments in other companies

• Other	1,453	1,453
Total	1,453	1,453

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of March 31, 2013:

	Balances at beginning		Decreases		Balances at end of
Breakdown	of year	Increases	Charge off	Reversals	period
Allowances

For loans	887,156	139,835	104,735	13,646	908,610

For other receivables from financial intermediation	233,123	643	547	1,956	231,263

For receivables from financial leases	6,599	196		7	6,788

For interests in other companies	1,379			112	1,267

For other receivables	9,282	323	35	218	9,352

Total	1,137,539	140,997	105,317	15,939	1,157,280

Provisions

For contingent commitments	5		2		3

For other contingencies	114,566	8,536	661	189	122,252

For differences from court deposits dollarization	17,112	1,102	443		17,771

Total	131,683	9,638	1,106	189	140,026

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

5.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of March 31, 2013, and December 31, 2012:

Type of contract / underlying asset	03/31/2013	12/31/2012

Futures / foreign currency	3,107,337	228,530

Repo transactions	1,274,278	882,661

Forward contracts / foreign currency	122,601	2,053

Options / BODEN coupons	15,158	14,713

Swaps / Other	85,000	85,000

Options / Other	80,274	56,045

Additionally, positions of transactions effective as of March 31, 2013, and December 31, 2012, are as follows:

Transaction	03/31/2013	12/31/2012

Net position of repurchase agreements	(1,274,278)	(507,199)

Net asset position of forward transactions without delivery of the underlying asset	35,436	25,253

Interest rate swap	85,000	85,000

Position of put options sold on BODEN 2013 coupons	15,158	14,713

Position of put options taken	80,274	56,045

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12 to the Bank’s stand-alone financial statements, as of March 31, 2013, and December 31, 2012, Banco del Tucumán S.A., manages the following portfolios:

	Managed portfolio as of
Item	03/31/2013	12/31/2012
• On December 31, 2008, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio.	16,135	16,163

• On October 30, 2012, the Bank, Banco de Valores S.A. and Banco Macro S.A. entered into a management and custody agreement regarding the “Fideicomiso Financiero Tucumán Personal I” financial trust loan portfolio.	67,858	86,332

• Other managed portfolios.	13,830	12,717
Total	97,823	115,212

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish –

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 15 to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of March 31, 2013, and December 31, 2012:

7.1.	Financial trusts for investment purposes

Financial trust	03/31/2013	12/31/2012

Certificates of participation:
TST & AF (a)	48,093	52,845
Other	25,081	24,989
Total certificates of participation	73,174	77,834

Debt securities:
Agroaval XIX		3,917
Other	10	600
Total certificates of participation	10	4,517

(a)	TST & AF trust

As of March 31, 2013, and December 31, 2012, Macro Bank Limited is the beneficiary of 46.66% of the certificates of participation issued by TST & AF Trust and, therefore, at consolidated level, Banco Macro S.A. is the beneficiary of 100% of them.

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

In addition to what has been mentioned in note 15,2, to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro S.A., subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of March 31, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 68,102 and 86,576, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 15,3 to the stand-alone financial statements, and in addition to those included in that note, in these trusts the Bank, through Macro Fiducia S.A. (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of March 31, 2013, and December 31, 2012, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 709,686 and 727,596, respectively.

Jorge H. Brito

Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2013		12/31/2012
Name	Market value or Present Value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Government securities at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		788,190	566,873
Secured bonds under Presidential Decree No. 1,579/02 at 2%		159,958	71,649
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		133,095	62,879
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		114,840	124,044
Federal government bonds in US dollars at 7% - Maturity: 2015		110,196	10,484
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013		47,112	47,130
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity 11-14-2013		28,025
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		18,690	18,000
Consolidation bonds in pesos - 6° serie - Maturity: 2024 at 2%		17,975	38,789
Consolidation bonds in pesos - 4° serie at 2.00%		17,037	217
Others		36,897	28,495
Subtotal holdings booked at market value - Local		1,472,015	968,560
- Foreign
Treasury Bill - Maturity 04-25-13		379,043
Treasury Bill - Maturity 04-04-13		25,611
Treasury Bill - Maturity 04-18-13		25,611
Treasury Bill - Maturity 01-10-13			314,705
Treasury Bill - Maturity 01-24-13			49,172
Treasury Bill - Maturity 03-14-13			24,585
Subtotal holdings booked at market value - Foreign		430,265	388,462
Subtotal holdings booked at market value		1,902,280	1,357,022
Government securities at amortized cost
- Local
Secured Province of Neuquén Treasury Bills Class 1 in US dollars – Maturity: 05-23-2014	164,487	152,376	146,341
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-06-2013	51,134	50,998	51,525
Province of Entre Ríos government debt securities Series I in pesos Class A – Maturity: 06-26-2013	25,376	25,376
Province of Chubut government debt securities in pesos– Maturity: 06-24-2013	20,344	20,344
Province of Tucumán bonds - First series in pesos - Maturity: 2018	2,991	2,630	2,775
Province of Tucumán bonds - Second series in dollars at 9.45% - Maturity: 2015	1,288	1,222	4,972
Province of Buenos Aires Treasury Bills in pesos - Maturity: 01-31-2013			51,819
Province of Entre Ríos government debt securities Series II in pesos Class A – Maturity: 03-26-2013			25,757
Debt securities Series II Fixed rate for 360-day term secured in US dollars – Maturity 11-14-2013			25,010
Province of Chubut Treasury Bills Serie III in pesos - Maturity: 05-24-2013			20,396
Province of Chaco Treasury Bills in dolars - Maturity: 03-14-2013			19,526
Province of Entre Ríos government debt securities Series II in pesos Class A – Maturity: 02-26-2013			5,053
Subtotal government securities at amortized cost		252,946	353,174

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2013		12/31/2012
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-30-2013		421,548
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-14-2013		133,161
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-08-2013		112,490
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-15-2013		81,543
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-17-2013	64,344	64,344
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-02-2013	29,664	29,664
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-26-2013		28,936
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-31-2013		12,963
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-10-2013			182,745
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-25-2013			48,942
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-30-2013			43,529
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-06-2013			38,972
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		884,649	314,188

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-29-2013		171,131
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-24-2013		133,467
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-02-2013		113,712
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-17-2013		111,451
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-10-2013		932
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-27-2013			8,720
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		530,693	8,720

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-15-2013		270,851
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-08-2013		187,607
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-05-2013		146,638
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-12-2013		146,278
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-03-2013		19,987
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-06-2013			49,384
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-27-2013			20,847
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-20-2013			15,746
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-20-2013			4,866
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		771,361	90,843

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 05-15-2013		26,015	26,320
Subtotal Central Bank of Argentina notes at market value - Own portfolio		26,015	26,320
Subtotal instruments issued by the Central Bank of Argentina		2,212,718	440,071

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2013 AND DECEMBER, 31 2012

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2013		12/31/2012
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		2,212,718	440,071

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 05-15-13	42,966	42,966	33,120
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 04-24-13		9,468
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 01-23-13			139,698
Subtotal Central Bank of Argentina Notes - Under repo Transactions		52,434	172,818

Central Bank of Argentina internal notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 05-22-13		25,597
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2,5% - Maturity 04-03-13		5,212
Subtotal Central Bank of Argentina internal notes at amortized cost - Own portfolio		30,809
Total Instruments issued by the Central Bank of Argentina		2,295,961	612,889
Total Government securities		4,451,187	2,323,085

INVESTMENTS IN LISTED PRIVATE SECURITIES
Tenaris S.A.		2	1
Petroleo Brasileiro S.A. - Petrobras			11,194
Grupo Financiero Galícia S.A.			8,414
IRSA Inversiones y Representaciones S.A.			384
Total investment in listed private securities		2	19,993

Total government and private securities		4,451,189	2,343,078

Jorge H. Brito

Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 22, 2013

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director